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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 1-15213

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

20 West Kinzie, Suite 1600
Chicago, Illinois 60610

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Braun Consulting, Inc.
20 West Kinzie, Suite 1600
Chicago, Illinois 60610

REQUIRED INFORMATION

Item 4.    The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBITS

(a)
Financial Statements:

    Independent Auditors' Report

    Financial Statements:

      Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

      Notes to Financial Statements

    Supplemental Schedule:

        Item 27a—Form 5500—Schedule of Assets (Held at End of Year) as of December 31, 2001 (Schedule I)

(b)
Exhibits

        23—Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
Braun Consulting, Inc. Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of Braun Consulting, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 28, 2002

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:
Participant-directed investments—at fair value	$9,606,792	$8,119,288
Receivables:
Employer contributions	10,589	12,613
Employee contributions	72,086	92,199

Total receivables	82,675	104,812

NET ASSETS AVAILABLE FOR BENEFITS	$9,689,467	$8,224,100

See notes to financial statements.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

2001
ADDITIONS:
Employee contributions	3,475,632
Employer contributions	395,980
Interest income	7,356

Total additions	3,878,968
DEDUCTIONS:
Net depreciation in fair value of investments	1,580,556
Payments to participants	809,761
Administrative expenses	23,284

Total deductions	2,413,601

NET INCREASE	1,465,367
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	8,224,100

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$9,689,467

See notes to financial statements.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF THE PLAN

        The following description of Braun Consulting, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan covering all eligible employees of Braun Consulting, Inc. (the "Company"), who have one month of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Administration—Effective May 1, 2000, the Company appointed Minnesota Life Insurance Company ("Minnesota Life") as both custodian and recordkeeper. Prior to May 1, 2000, the Company's custodian was Charles Schwab & Co., and the Plan recordkeeper was Small, Parker and Blossom. Plan administrative expenses are paid by the Plan.

        Contributions—Participants may contribute up to 20% of their total compensation to the Plan on a pretax basis, subject to certain limitations. The Company matches 25% of the first 5% of compensation that a participant contributes to the Plan. The Company may also make discretionary profit-sharing contributions. There were no discretionary profit-sharing contributions for the year ended December 31, 2001.

        Participants' Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

        Investment Options—Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers thirteen separate account options invested in Minnesota Life's Group Variable Annuity Contract and a self-directed account as investment options for participants. Under the self-directed account program, participants may invest in a variety of stocks, bonds and mutual funds, including publicly traded Company stock.

        Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants' account balances are vested at a rate of 25 percent for each full year of continuous service after the first anniversary date and become 100 percent vested after five years of service. Participants terminating prior to being 100 percent vested forfeit the amount of nonvested benefits. Forfeited amounts are used to reduce the Plan's ordinary and necessary administrative expenses.

        Participant Loans—Participants may obtain loans from their employee contribution account, which includes before-tax and after-tax contributions, rollovers, and any related earnings thereon. Participants can borrow up to 50% of the value of their employee contribution account not to exceed $50,000, less the highest outstanding loan balance from the previous thirteen months. The minimum loan amount is $1,000. The term of the loan can range to a maximum of five years unless the loan is for the purchase of a principal residence, in which case the term can range to a maximum of fifteen years. The loans are secured by the participant's account balance. Interest rates are determined by the Plan's Advisory

Committee based on the interest rate commercially reasonable for the geographical region in which the participant lives.

        Payment of Benefits—On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The financial statements of the Plan have been prepared using the accrual method of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

        Investment Valuation and Income Recognition—Investments in securities and registered investment entities are stated at fair value based on quoted market prices. Loans to participants are valued at amortized cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

        The following investments represent 5% or more of the assets of the Plan at December 31, 2001 and 2000:

Description of Investment	2001	2000
Large Equity Index I (L)—Advantus S&P 500® Index	$1,730,815	$1,623,178
Small Growth Equity III (Z)—PBHG Growth Fund 1	1,315,800	1,792,756
Multicap Growth Equity II (KK)—Franklin Small-Mid Cap Growth Fund Class A1	1,056,851	961,033
Large Value Equity III (FF)—T. Rowe Price Value Fund	987,710	671,481
Large Growth Equity III (P)—Janus Adviser Capital Appreciation	900,029	803,977
International Growth (Y)—Janus Adviser International Fund 2	752,064	692,132
Money Market (S)—Advantus Money Market	714,675	—
Small Equity I (MM)—T. Rowe Price Small Cap Stock Fund 1	570,146	—

4.    NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

        During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in value by $1,580,556 as follows:

Separate Accounts—Group Variable Annuity Contract	$(1,542,637)
Common stock, net	(37,919)

Total	$(1,580,556)

5.    RELATED-PARTY TRANSACTIONS

        The Plan invests in the common stock of the Plan Sponsor, Braun Consulting, Inc.

        Loans to participants qualify as permitted party-in-interest transactions.

        Prior to May 1, 2000, certain Plan investments were shares of mutual funds managed by Charles Schwab & Co. Charles Schwab & Co. served as the Plan's custodian as defined by the Plan and, therefore, these transactions qualified as party-in-interest.

        Subsequent to May 1, 2000, certain Plan investments are shares of separate accounts invested in Minnesota Life's Group Variable Annuity Contract. Minnesota Life serves as the Plan's custodian as defined by the Plan and, therefore, these transactions qualified as party-in-interest.

6.    TERMINATION OF THE PLAN

        Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

        During 2001, the Company reduced its workforce by 120 employees through a series of involuntary terminations. These terminations represented a 18% reduction in the number of the Company's Plan participants. Management is currently evaluating whether these terminations constitute a partial plan termination as defined under Treasury Regulation 1.411(d)-2 and, therefore, whether all unvested employer contributions should become fully vested and distributable to the terminated Plan participants. Total unvested employer contributions forfeited by employees during the Plan year ended December 31, 2001 were approximately $30,000. These funds are currently included in the Plan's total net assets available for benefits as they were invested in Advantus Capital Management Money Market Fund as of December 31, 2001. If Plan management ultimately concludes that a partial Plan termination has occurred in 2001, these funds will be payable to the terminated employee accounts. Otherwise, these funds will be forfeited to the and would be used to reduce the Plans ordinary and necessary administrative expenses.

7.    TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a determination letter dated April 7, 1993, indicating that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the date of the determination letter. The Plan's management believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for federal income taxes is required in the accompanying Plan's financial statements.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

2001
Net assets available for benefits reflected in the financial statements	$9,689,467
Contribution receivable	(82,675)

Net assets available for benefits reflected in the Form 5500	$9,606,792

Contributions reflected in the financial statements	$3,871,612
Less contributions receivable at December 31, 2001	(82,675)
Add amounts received from contributions receivable at December 31, 2000	104,812

Contributions reflected in the Form 5500	$3,893,749

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

Identity of Issue	Description of Investment	Fair Value
SEPARATE ACCOUNTS:
Large Equity Index I (L)—Advantus S&P 500® Index*	Group Variable Annuity Contract	$1,730,815
Small Growth Equity III (Z)—PBHG Growth Fund 1*	Group Variable Annuity Contract	1,315,800
Multicap Growth Equity II (KK)—Franklin Small-Mid Cap Growth Fund Class A1*	Group Variable Annuity Contract	1,056,851
Large Value Equity III (FF)—T. Rowe Price Value Fund*	Group Variable Annuity Contract	987,710
Large Growth Equity III (P)—Janus Adviser Capital Appreciation*	Group Variable Annuity Contract	900,029
International Growth (Y)—Janus Adviser International Fund 2*	Group Variable Annuity Contract	752,064
Money Market (S)—Advantus Money Market*	Group Variable Annuity Contract	714,675
Small Equity I (MM)—T. Rowe Price Small Cap Stock Fund 1*	Group Variable Annuity Contract	570,146
Long Term Corporate Bond (G)—Vanguard Long-Term Corporate Bond*	Group Variable Annuity Contract	457,409
Multicap Growth Equity I (R)—Janus Mercury Fund*	Group Variable Annuity Contract	440,002
LifeStrategy I (AA)—Vanguard LifeStrategy Growth Fund*	Group Variable Annuity Contract	267,556
LifeStrategy II (BB)—Vanguard LifeStrategy Moderate Growth Fund*	Group Variable Annuity Contract	243,676
LifeStrategy III (CC)—Vanguard LifeStrategy Conservative Growth Fund*	Group Variable Annuity Contract	55,236

SELF-DIRECTED FUND:
Schwab Money Market	Money Market	10,300
Dell Computer	Common stock	5,436
Retek Inc.	Common stock	1,494
I.I.S. Intelligent Information System Ltd.	Common stock	1,487
E Piphany Inc	Common stock	1,307
Cisco Systems, Inc.	Common stock	905
Imanage Inc.	Common stock	781
Emachines Inc.	Common stock	520
Alliance Capital Reserves	Registered Investment Entity	406
Braun Consulting, Inc.*	Common stock	355
Entrust Technologies	Common stock	346
Wireless Facilities, Inc	Common stock	336
Semotus Solutions, Inc	Common stock	150
Cash	Money Market	54
Beyond.com Corporation	Common stock	25
Rainmaker Systems, Inc	Common stock	25

Total		9,515,896

LOAN FUND:
Participant loans*	Participant Loans, 4.75%-9.50%, maturing in 2002 to 2006	90,896

TOTAL INVESTMENTS		$9,606,792

Cost information is not required for participant-directed investments and, therefore, is not included.

*Permitted party-in-interest.

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
By:	/s/ STEVEN J. BRAUN Steven J. Braun Trustee
By:	/s/ GREGORY A. OSTENDORF Gregory A. Ostendorf Trustee
By:	/s/ THOMAS A. SCHULER Thomas A. Schuler Trustee

July 1, 2002

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REQUIRED INFORMATION
  Item 4
  FINANCIAL STATEMENTS AND EXHIBITS
INDEPENDENT AUDITORS' REPORT
BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001
BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000
BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
SIGNATURES